

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Nick Leschly
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142

      Re: 2seventy bio, Inc.
          Amendment No. 1 to Draft Registration Statement on Form 10
          Submitted August 12, 2021
          CIK No. 0001860782

Dear Mr. Leschly:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Business
Our Approach, page 100

1.   We note your revisions in response to prior comment 3. Please revise your disclosure that you believe that certain technologies "have the potential" to enable bbT369 to drive rapid tumor clearance, a hallmark of the CD19 CAR T cell patients who proceed to achieve complete responses, as this statement still suggests that your product candidate will be effective. You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions regarding efficacy.

<u>Our Programs</u>
<u>Multiple Myeloma, page 108</u>

2.   We note your revisions in response to prior comment 4. Please remove the disclosure regarding your belief that the clinical endpoints observed in the Phase 1 CRB-402 study for bb21217 were "encouraging."

<u>Strategic Collaborations</u>
<u>BMS, page 110</u>

3.   We note your revisions in response to prior comment 5. Please revise to disclose the royalty rate or range and the royalty term, or how the term is determined, for the royalties on U.S. sales that you are eligible to receive should you not exercise your option to co-develop and co-promote bb21217 within the U.S. Please also revise to provide the termination provisions for each of the active agreements with BMS.

      You may contact Michael Fay at 202-551-3812 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregg L. Katz, Esq.